SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2025

Commission File No. 001-42021

SOUTH BOW CORPORATION
(Translation of Registrant's Name into English)

707 5th Street SW, Suite 900
Calgary, Canada T2P 1V8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, and 99.6 to this report, furnished on Form 6-K, are furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBIT INDEX

99.1	Management’s Discussion and Analysis dated August 6, 2025 for the period ended June 30, 2025.
99.2	Interim Financial Statements (unaudited) for the period ended June 30, 2025.
99.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2025

SOUTH BOW CORPORATION

By:	/s/ Lori M. Muratta
Name: Lori M. Muratta
Title: Senior Vice-President and General Counsel